Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Co-Founding of “Fresh First, Inc.” a Digital, Same-Day, Fresh Food Delivery Service

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced the co-founding of “Fresh First, Inc.” (“Fresh First”) a same-day meat, produce and grocery delivery service targeting urban, working Americans in higher income brackets willing to pay for fresh, healthy ingredients and convenience. With its unwavering commitment to enhancing the quality of life through time and cost savings enabled by digital convenience, MFH is now putting this mission to practice through Fresh First.

Fresh First is a 100% digital online food delivery service founded in May 2023 and will service customers in major cities along the east coast of the United States, providing same-day delivery of locally sourced meats, vegetables, fruits, and grocery items. Fresh First intends to partner with Mercurity Fintech Holding, Inc. to create the Fresh First App to interface with customers as well as to develop the digital payment systems to process customer’s orders.

According to Grand View Research, Inc. the global online food delivery service is expected to grow to $505.5 billion by 2030 and at a compound annual growth rate (CAGR) of 10.3% from 2023 to 2030.

Fresh First will operate from its flagship location in the New York metropolitan area, which provides access to more than 20 million potential customers and the company has plans to expand its business to every major city along the east coast, from Boston to Atlanta, in the coming years.

“I am excited to announce the launching of Fresh First, Inc. as both the CEO of Mercurity Fintech Holding Inc. as well as co-founder and director of Fresh First. From MFH’s perspective, this partnership creates many synergies as our Company will develop the digital payment systems and launch the Fresh First App which will provide us the opportunity to interface directly with customers, receive feedback, and continue to improve upon our digital payment solutions.” Shi Qiu commented. “One of the scarcest resource for hard-working Americans is time. Through Fresh First, we aim to restore both the quantity and quality of their time by offering affordable prices and a wide array of convenient, locally sourced food choices that promote a healthier lifestyle. As a fintech company, our mission is to help people save time and money for a better life.”

About Mercurity Fintech Holding Inc.

Founded in 2011 and headquartered in New York, Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech firm powered by blockchain. The company’s origins were as the developer of the first online collective marketplace platform in China, dubbed the “Chinese Groupon.” The company’s current business includes distributed computing and storage, digital payment solutions, asset management, and a planned entry into online and traditional brokerage services.

About Fresh First, Inc.

Fresh First Inc. is a 100% online meat, produce and grocery marketplace and delivery services offering customers fresh local ingredients, wholesale prices and competitive delivery times via the Fresh First App.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com